FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

UNILEVER PLC
 (Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       UNILEVER PLC

                                                                                                                      /S/ S H M A Dumoulin
                                                                                                                      By  S H M A Dumoulin
                                                                                                                      Secretary

Date: 19 June, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to London Stock Exchange dated 19 June, 2008
                                              Unilever in Cote d'Ivoire

Exhibit 99
UNILEVER IN C
O
TE
D'IVOIRE

Unilever set to dispose of oils business and plantation interests
Planned acquisition of regional soap business

Unilever announced that it has signed an agreement to sell its edible oil business in
Côte d'Ivoire
 together with its interests in local oil palm plantations, Palmci and PHCI. At the same time it plans to acquire the soap business of Cosmivoire, an Ivorian producer with a market presence throughout Francophone West Africa. Cosmivoire is a subsidiary of SIFCA, an Ivorian agro-industry company. The acquisition will strengthen Unilever's consumer business position both in the sub-region and in
Côte d'Ivoire
.

The deal, which is still subject to approval by the regional authorities, is expected to be completed by the end of 2008.

The plantations interests and the edible oils business
 will be sold to SIFCA and to
a
50:50 joint venture company between
SIFCA and two Singapore-based
 companies, Wilmar International Limited and Olam International Limited.

Wilmar is the world's largest palm-
oil processor and OLAM
is a leading global supply chain manager of agricultural products with extensive operations across
Africa
. Their experience and expertise will greatly increase the competitiveness of the palm oil industry in
Côte d'Ivoire
.

This deal is in line with Unilever's on-going strategy of increasing its focus on core business areas.

-ends-

19
th
 June 2008

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of
€40
 billion in 2007. For more information about Unilever and its brands, visit
www.unilever.com
.